SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

LANCER CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

514614106

(CUSIP Number)

Yukihiko Suzuki
Hoshizaki America, Inc.
618 Highway 74 South
Peachtree City, Georgia 30269
(770) 487-2331

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. 514614106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoshizaki America, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,800,269**
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,269**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%**
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such shares, and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

ITEM 1.	Security of the Issuer.

The securities to which this statement relates are the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Lancer Corporation, a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6655 Lancer Boulevard, San Antonio, Texas 78219.

ITEM 2.	Identity and Background.

This statement is being filed by Hoshizaki America, Inc., a Georgia corporation (“Hoshizaki”). Hoshizaki is sometimes referred to herein as the “Reporting Person.”

The principal business of Hoshizaki is the manufacture of commercial kitchen equipment. The address of its principal office is 618 Highway 74 South, Peachtree City, Georgia 30269.

During the last five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the controlling entities, directors or executive officers of the Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the controlling entities, directors or executive officers of the Reporting Person were party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which any such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On Exhibit A filed herewith is: (a) information with respect to the entities that control the Reporting Person; and (b) a list of the directors and executive officers of the Reporting Person which contains the following information with respect to each such person:

(i)	name;
(ii)	business address; and
(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On October 18, 2005, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 18, 2005, by and between the Issuer and Hoshizaki, certain shareholders of the Issuer listed on Exhibit B hereto (collectively, the “Shareholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) to induce Hoshizaki to enter into the Merger Agreement. No shares of Issuer Common Stock were purchased by Hoshizaki pursuant to the Voting Agreement, and thus no funds were used for such purpose. Copies of the Merger Agreement and Voting Agreement are filed herewith as Exhibit C and Exhibit D, respectively, and are incorporated herein by reference.

ITEM 4.	Purpose of Transactions.

(a)-(j) The purpose of Hoshizaki’s entering into the Voting Agreement covering the shares of Issuer Common Stock to which this statement relates is to facilitate the transactions contemplated by the Merger Agreement.

As a condition to Hoshizaki's execution of the Merger Agreement, the Shareholders entered into the Voting Agreement with Hoshizaki. Pursuant to the Voting Agreement, each of the Shareholders agreed, among other things, to vote the shares of Issuer Common Stock held by such

Shareholder (the “Subject Shares”): (i) in favor of and for the approval of the Merger Agreement and transactions contemplated thereby; and (ii) against (A) a Competitive Proposal (as such term is defined in the Voting Agreement), (B) any change in the capital structure of the company, and (C) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of the Issuer under the Merger Agreement, which would materially and adversely affect the Issuer or Hoshizaki or their respective abilities to consummate the transactions contemplated by the Merger Agreement.

Under the Voting Agreement, the Shareholders also granted Mark McClanahan, Senior Vice President of Hoshizaki, an irrevocable proxy coupled with an interest to vote the Shareholders’ Subject Shares in accordance with the Voting Agreement. In addition, the Shareholders agreed not to transfer or otherwise dispose of any Subject Shares.

The Voting Agreement and the proxy granted pursuant to it will terminate upon the earlier of (i) the effectiveness of the merger under the Merger Agreement, and (ii) the date on which the Merger Agreement is terminated.

Under the Merger Agreement, a designee of Hoshizaki to be formed as a corporation under the laws of the State of Texas (the “Merger Sub”) will be merged with and into the Issuer (the “Merger”), with the Issuer continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Hoshizaki or an affiliate of Hoshizaki (the “Surviving Corporation”). Pursuant to the Merger Agreement and subject to certain customary exceptions and conditions, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Issuer Common Stock will be converted into the right to receive U.S. $22.00 in cash (the “Price Per Share”). In addition, each outstanding right to acquire a share of Issuer Common Stock under the Issuer’s 1996 Stock Incentive Plan and Stock Option Plan of 2002 will be converted into the right to receive the Price Per Share minus the exercise price for such option (and minus any applicable withholding).

The Merger is subject to customary conditions, including approval by the stockholders of the Issuer, and the satisfaction of other customary terms and conditions in the Merger Agreement. If the Merger is consummated as contemplated, the shares of Issuer Common Stock will be eligible for termination of registration under Section 12(g)(4) of the Act and will be delisted from the American Stock Exchange.

Additionally, if the Merger is consummated as planned under the Merger Agreement, the Articles of Incorporation, Bylaws and Board of Directors of the Merger Sub will become the Articles of Incorporation, Bylaws and Board of Directors of the Surviving Corporation

The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed herewith as Exhibits C and D, respectively. Such exhibits are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this statement, the Voting Agreement and the Merger Agreement, none of Hoshizaki or, to the best of their knowledge, any of the individuals or the entity named in Exhibit A hereto, has any plan or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)         As a result of the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of (i) 3,638,919 shares of the outstanding Issuer Common Stock, and (ii) 161,350 shares of Issuer Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date of this statement. The shares of Issuer Common Stock that may be deemed beneficially owned by the Reporting Person represent approximately 38.1% of the fully-diluted capital stock of the Issuer. This percentage amount is based upon 9,509,028 outstanding shares of Issuer Common Stock and 467,283 shares of Issuer Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date of this statement. To the best knowledge of the Reporting Person, none of the parties named in Item 2 owns any Issuer Common Stock.

(b)         With respect to the 3,638,919 shares of Issuer Common Stock and 161,350 shares of Issuer Common Stock issuable upon the exercise of options that are exercisable within 60 days of the date of this statement deemed to be beneficially owned by the Reporting Person, the Reporting Person has the sole power to vote in connection with the approval of the matters related to the Merger, as described in Item 4 of this statement. The Reporting Person has no power to dispose of such shares.

(c)        Except with respect to the transactions contemplated by the Voting Agreement and the Merger Agreement, none of Hoshizaki or, to the best of their knowledge, any of the persons or entity listed on Exhibit A hereto, has effected any transaction in Issuer Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed herewith as Exhibits C and D, respectively. Such exhibits are specifically incorporated herein by reference in answer to this Item 5.

(d)        None

(e)        Not applicable.

ITEM 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See “Item 4. Purpose of Transaction” for descriptions of the Voting Agreement and Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed herewith as Exhibits C and D, respectively. Such exhibits are specifically incorporated herein by reference in answer to this Item 6.

Other than the Merger Agreement and the Voting Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit No.	Description
A	Directors and Executive Officers of Hoshizaki

B	Certain Information Regarding the Shareholders

C	Agreement and Plan of Merger, dated as of October 18, 2005, between Hoshizaki American, Inc. and Lancer Corporation

D	Voting and Support Agreement, dated as of October 18, 2005, by and between Hoshizaki America, Inc. and the Shareholders signatory thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2005

HOSHIZAKI AMERICA, INC.

By: /s/Yukihiko Suzuki

Yukihiko Suzuki

President and Chief Executive Officer

EXHIBIT A

Hoshizaki America, Inc.

Hoshizaki America, Inc. is owned equally and controlled by: (i) Hoshizaki Electric Company, Ltd., a Japanese company (“HEC”); and (ii) Sakamoto Shoji Co., Ltd., a Japanese company (“SSC”). The principal business of each of HEC and SSC is the manufacture of commercial kitchen equipment. The address of the principal office of each of HEC and SSC is 3-16 Minamiyakata, Sakae, Toyoake, Aichi, Japan.

The name, present principal occupation or employment and beneficial ownership of shares of common stock of Lancer Corporation (the “Issuer”) of each director and executive officer of Hoshizaki America, Inc. is set forth below.

Directors and Executive Officers

		Beneficial Ownership of Shares of the Issuer Common Stock
Name/Present Principal Occupation or Employment/Citizenship	Business Address	Shares Held Outright (#)	Shares Underlying Options (#)
Eiichi Kurokawa Senior Vice President Japanese Citizen	Hoshizaki America, Inc. 618 Highway 74 South Peachtree City, Georgia 30269	0	0
Marcus Scott McClanahan Senior Vice President United States Citizen	Hoshizaki America, Inc. 618 Highway 74 South Peachtree City, Georgia 30269	0	0
Toshio Mase Senior Vice President Japanese Citizen	Hoshizaki America, Inc. 618 Highway 74 South Peachtree City, Georgia 30269	0	0
Mitsuhiro Nomura Senior Vice President Japanese Citizen	Hoshizaki America, Inc. 618 Highway 74 South Peachtree City, Georgia 30269	0	0
Yukihiko Suzuki President & Chief Executive Officer Japanese Citizen	Hoshizaki America, Inc. 618 Highway 74 South Peachtree City, Georgia 30269	0	0

EXHIBIT B

Name

George F. Schroeder
Alfred A. Schroeder
Harold R. Schmitz
Olivia F. Kirtley
James F. Gallivan, Jr.
Norborne P. Cole, Jr.
Richard C. Osborne